Filing pursuant to Rule 425 under the Securities Act of
1933, as amended Filer: Tele2 AB Subject Company: Com Hem
Holding AB Commission File No.: 000-30918 FOURTH QUARTER
2017 February 2nd, 2018 Tele2 AB TELE2

Important information For the purposes of this disclaimer,
"this presentation" means these slides, their contents or
any part of them, any oral presentation, any question and
answer session and any written or oral materials discussed
or distributed during the presentation meeting. This
presentation does not constitute notice to an extraordinary
general meeting or a merger document, nor shall it
constitute an offer to sell or the solicitation or
invitation of any offer to buy, acquire or subscribe for,
any securities or an inducement to enter into investment
activity, nor shall there be any sale of securities in any
jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any decision with
respect to the proposed statutory merger of Tele2 AB (publ)
("Tele2") and Com Hem Holding AB (publ) ("Com Hem") in
accordance with the Swedish Companies Act (the "Merger")
should be made solely on the basis of information to be
contained in the actual notices to the extraordinary general meetings of Tele2 and Com Hem, as applicable, and the merger document related to the Merger as well as on an independent
analysis of the information contained therein. You should
consult the merger document, which will be available prior
to the extraordinary general meeting of shareholders at
which the matters set out herein will be subject to vote,
for more complete information about the Merger. You should
also perform an independent analysis of the information
contained therein and the merger document when making any
investment decision. This presentation contains
forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties,
assumptions and other factors because they relate to events
and depend on circumstances that will occur in the future
whether or not outside the control of each respective
company or the combined company. Such factors may cause
actual results, performance or developments to differ
materially from those expressed or implied by such
forward-looking statements. Although managements of each
respective company believe that their expectations reflected in the forward-looking statements are reasonable based on
information currently available to them, no assurance is
given that such forward-looking statements will prove to
have been correct. You should not place undue reliance on
forward-looking statements. They speak only as at the date
of this presentation and neither Tele2 nor Com Hem
undertakes any obligation to update these forward-looking
statements. Past performance of Tele2 and Com Hem does not
guarantee or predict future performance of the combined
company. Moreover, Tele2, Com Hem and their respective
affiliates and their respective officers, employees and
agents do not undertake any obligation to review, update or
confirm expectations or estimates or to release any
revisions to any forward-looking statements to reflect
events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be
no certainty that the Merger will be completed in the manner and timeframe described in this presentation, or at all.
Note about preliminary combined financial information and
basis of preparation The preliminary combined financial
information included in this presentation is for
illustrative purposes only. The preliminary combined
financial information is not financial pro forma
information, and has not been audited or otherwise reviewed
by the companies' auditors. Differences in accounting
policies or definitions of non-IFRS measures have not been
taken into account. Financial information for Tele2 and Com
Hem have been based on unaudited reported financial
information. Financial information for Tele2 is based on
unaudited figures restated in order to reflect the sale of
Tele2 Austria in October 2017 and the transaction between
Tele2 Netherlands and Deutsche Telekom announced in December
2017 (re-classified as discontinued operations in December
2017). Tele2 Netherlands historical financial information
has been adjusted by certain intercompany items. The
preliminary combined income statement information has been
calculated assuming the activities had been included in one
entity from the beginning of each period. The net sales,
EBITDA (referring to Tele2's EBITDA and Com Hem's underlying
EBITDA), capex and Operating cash flow of the combined
company have been calculated as a sum of combined financial
information for the twelve months ended December 31, 2016,
for the twelve months ended September 30, 2017 and for the
nine months ended September 30, 2017. The preliminary
combined financial information is based on hypothetical
estimates and should not be viewed as pro forma financial
information. EBITDA, underlying EBITDA, capex, opex,
standalone economic net debt, combined economic net debt and operating cash flow (OCF) are financial performance measures that are not defined under IFRS. Additional information
about these performance measures is available in the
companies' financial reports which are available at:
http://www.tele2.com/investors/and
http://www.comhemgroup.se/en/investors/, respectively.
Notice to shareholders in the United States This
presentation is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer
to buy shares of Tele2 or Com Hem. Tele2 intends to file a
registration statement on Form F-4 with the Securities and
Exchange Commission (the "SEC") in connection with the
transaction. Tele2 and Com Hem expect to mail a merger
document, which is part of the registration statement on
Form F-4, to security holders of Com Hem in connection with
the transaction. This presentation is not a substitute for
the registration statement, merger document or any other
offering materials or other documents that Tele2 and Com Hem plan to file with the SEC or send to security holders of Com
Hem in connection with the proposed transaction. INVESTORS
AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER
DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE MERGER
DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE
TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE
TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE
WITH RESPECT TO THE TRANSACTION. When the merger document
becomes available, investors and security holders will be
able to obtain free copies of it through the website
maintained by the SEC at www.sec.gov. Free copies of the
merger document may also be obtained from Tele2, by
directing such request to Mr. Erik Strandin Pers, Head of
Investor Relations, e-mail: erik.pers@tele2.com, phone: +46
733 41 41 88, or from Com Hem, by directing a request to Ms.
Petra von Rohr, Director of IR and Corporate Communications,
e-mail: petra.vonrohr@comhem.com, phone: +46 734 39 06 54.
In addition to the registration statement and merger
document, Tele2 and Com Hem file annual, quarterly and
special reports and other information with the Swedish
Financial Supervisory Authority. You may read and copy any
reports, statements or other information filed by Tele2 or
Com Hem at: http://www.tele2.com/investors/ and
http://www.comhemgroup.se/en/investors/, respectively. 2

Group highlights - Q4 2017 SEK billion Q4 2017 % Change
Reported % Change LFL Mobile end-user service revenue 3.4 5%
5% Net sales 6.6 5% 0% EBITDA 1.5 5% 3%* Including the
Netherlands Q4 2017 % Change LFL 4.0 8% 8.1 -1% 1.7 19% LFL
is constant currencies and pro forma for TDC Sweden Note:
All figures in this presentation exclude Tele2 Austria and
Tele2 Netherlands unless otherwise stated * 9% excluding SEK
89 million provision in Croatia TELE2 2

Tele2's Way2Win Our Purpose We fearlessly liberate people to live a more connected life Where We Play Baltic Sea
Challenger Investment Markets loT Cash Generators How We Win
Positively Fearless Brands Connecting Things our Customers
Love Digital First Customer Experience Winning Cost
Structure Responsible Challenger Winning People and Culture
TELE2 3

Delivering on our long term strategy Baltic Sea Challenger
Sweden mobile end-user service revenue down 1%, EBITDA up 3%
LFL Baltics mobile end-user service revenue up 9%, EBITDA up
21% Rolling 12 months operating cash flow up 26% to SEK 4.6
billion Investment Markets Kazakhstan mobile end-user
service revenue up 26% LFL, EBITDA margin 28% Agreement with
T-Mobile NL to create a stronger Dutch customer champion
Negative 12 months rolling OCF incl. Netherlands reduced by
77% Positively Fearless Brands Higher NPS for the Tele2
brand in all markets versus Q4 2016 Unlimited propositions
continue to drive ASPU and brand perception Comviq Christmas campaign broke sales record for fourth consecutive year
Winning Cost Structure Challenger Program exceeded run-rate
target level of SEK 1 billion TDC opex synergies approaching run-rate target Group mobile EBITDA margin improved by 2%
pts to 25% LFL is constant currencies and pro forma for TDC
Sweden Operating cash flow is EBITDA - CAPEX, 12 months
rolling TELE2 4

Baltic Sea Challenger TELE2

Sweden - Financials Net sales, LFL (SEK million) -3% 4,332
3,932 3,921 3,833 4,210 TDC 4,029 Q4 16 Q1 17 Q2 17 Q3 17 Q4
17 Mobile end-user service revenue, LFL (SEK million) -1%
1,959 1,922 1,930 1,939 1,941 1,928 Q4 16 Q1 17 Q2 17 Q3 17
Q4 17 EBITDA and EBITDA margin, LFL (SEK million) +3% 1,045
1,091 1,040 1,121 1,077 1,028 26% 28% 27% 29% 26% Q4 16 Q1
17 Q2 17 Q3 17 Q4 17 Q4 Highlights Decrease in net sales
related to Roam Like at Home (RLAH) and continued decline
within fixed Mobile end-user service revenue decline driven
by RLAH and price pressure within B2B Large. Growth of 1%
excluding RLAH EBITDA growth from TDC synergies and
Challenger Program benefits, despite SEK 70 million negative effect from RLAH LFL is pro forma for TDC Sweden TELE2 6

Sweden Consumer - Growth despite RLAH Consumer mobile
end-user service revenue +2% Q4 16 Q4 17 Share of postpaid
sales with bundle >3GB 58% 70% Q4 16 Q4 17 Customer
satisfaction (Tele2 Media and Insight) 85% 87% 82% 85% Q4 16
Q4 17 Tele2 Comviq Q4 Highlights Mobile end-user service
revenue grew by 3% adjusted for RLAH Sustained strong Comviq performance supported by continuation of successful
Christmas campaign concept Tele2 postpaid mobile data
consumption per customer increased by more than 60%, driving demand for larger bundles Customer satisfaction and NPS at
high levels and growing TELE2 7

Sweden B2B - Lower costs offset lower sales B2B net sales,
LFL (SEK million) -8% Q4 16 Q4 17 B2B Large net sales, LFL
(SEK million) -10% Q4 16 Q4 17 FY 2017 integration synergies
SEK 209 million Q4 Highlights Decrease in net sales against
a tough comp, due to churn in prior quarters, price
competition and high equipment sales in Q4 2016 Successful
customer retention in B2B Large and new significant customer wins including the Swedish Migration Agency and an extended
contract with PostNord TDC integration and synergies ahead
of plan, with SEK 72 million achieved in the quarter. Scope
to exceed initial synergy target level of SEK 300 million
with lower integration costs LFL is pro forma for TDC Sweden
TELE2 8

Baltics - Financials Net sales (SEK million) +11% 935 859
949 983 1,042 Q4 16 Q1 17 Q2 17 Q3 17 Q4 17 Mobile end-user
service revenue (SEK million) +9% 533 522 564 582 580 Q4 16
Q1 17 Q2 17 Q3 17 Q4 17 EBITDA (SEK million) +21% 264 286
314 339 320 28% 33% 33% 34% 30% Q4 16 Q1 17 Q2 17 Q3 17 Q4
17 Q4 Highlights Net sales growth driven by increase in both mobile end-user revenue and equipment sales, in the consumer and business segments Mobile end-user revenue increase
driven by higher ASPU, due to successful data monetization,
and growth in B2B Strong EBITDA performance driven by higher service revenue, Challenger Program benefits and lower
investments in mobile broadband TELE2 9

Baltics - Strong growth despite RLAH ASPU development +8% Q4
16 Q4 17 Share of 4G capable smartphones in base 37% 49% Q4
16 Q4 17 MBB end-user service revenue +12% Q4 16 Q4 17 Q4
Highlights Higher ASPU driven by continued successful data
monetization strategy Smartphone penetration continues to
rise, contributing to more than a doubling of the average
data usage per customer Growth in mobile broadband
contributes to the positive development in mobile end-user
service revenue Estonian online brand Snapp, awarded best
website for digital sales at Digitegu TELE2 10

Investment Markets TELE2

Kazakhstan - Financials Net sales (SEK million) +1% 702 649
713 653 712 Q4 16 Q1 17 Q2 17 Q3 17 Q4 17 Mobile end-user
service revenue (SEK million) +18% 470 495 547 506 554 Q4 16
Q1 17 Q2 17 Q3 17 Q4 17 EBITDA and EBITDA margin (SEK
million) +115% 92 122 160 169 198 13% 19% 22% 26% 28% Q4 16
Q1 17 Q2 17 Q3 17 Q4 17 Q4 Highlights Net sales grew by 1%
(7% in local currency) from continued strong mobile end-user service revenue, offset by high equipment sales in Q4 2016
Mobile end-user service revenue growth of 18% (26% in local
currency) driven by an increased customer base and sales of
higher ASPU bundles EBITDA margin further expanded to 28%
from scale benefits and integration synergies Tele2
Kazakhstan is now cash generative TELE2 12

Kazakhstan - Momentum continues Customer base (thousand) +7%
Q4 17 Q4 17 ASPU development +17% Q4 16 Q4 17 4G population
coverage 73% LTE 44% LTE-A Q4 Highlights Continued customer
growth on the back of successful commercial strategies
Higher ASPU level driven by continued customer shift to
higher data bundles Network development focused on further
expansion of our market leading 4G coverage TELE2 13

Netherlands Reported as a discontinued operation TELE2

Netherlands - Financials Net sales (SEK million) -6% 1,583
1,577 1,489 1,390 1,485 Q4 16 Q1 17 Q2 17 Q3 17 Q4 17 Mobile
end-user service revenue (SEK million) +30% 438 451 509 531
570 Q4 16 Q1 17 Q2 17 Q3 17 Q4 17 EBITDA (SEK million) +203m
Q4 16 Q1 17 Q2 17 Q3 17 Q4 17 151 18 101 180 -23 Q4
Highlights Decline in net sales due to lower handset revenue following the new accounting rules and WFT, and lower fixed
revenue Mobile end-user service revenue growth driven by 16%
increase in customer base and ASPU growth of 11% EBITDA
increase driven by growth in mobile, lower mobile expansion
costs, improved network economics and a positive court
ruling (SEK 97 million) Continue to take >20% market share
of new postpaid contracts Figures presented on this slide
represent Tele2 Netherlands excluding contribution to Other
operations TELE2 15

Financial Overview TELE2

Mobile end-user service revenue Tele2 Group (SEK million)
+5% 3,271 3,272 3,398 3,396 3,437 Q4 16 Q1 17 Q2 17 Q3 17 Q4
17 Development per market (SEK million) 3,271 13 47 84 9 13
3,437 Q4 16 Sweden Baltics KZ RoW Oth Q4 17 TELE2 17

EBITDA Tele2 Group (SEK million) +5% 1,461 1,530 1,577 1,773
1,527 23.0% 25.4% 25.4% 28.8% 23.0% Q4 16 Q1 17 Q2 17 Q3 17
Q4 17 EBITDA margin Development per market (SEK million)
1,461 49 56 106 -90 -55 1,527 Q4 16 Sweden Baltics KZ RoW
Oth Q4 17 TELE2 18

CAPEX Tele2 Group (SEK million) -13% 763 384 513 377 662
12.0% 6.4% 8.3% 6.1% 10.0% Q4 16 Q1 17 Q2 17 Q3 17 Q4 17
CAPEX / Sales Development per market (SEK million) 763 -85
35 -47 5 -9 662 Q4 16 Sweden Baltics KZ RoW Oth Q4 17
TELE2 19

Free cash flow Total operations Tele2 Group (SEK million)
-16% 394 178 820 1,290 231 Q4 16 Q1 17 Q2 17 Q3 17 Q4 17
Development (SEK million) 394 66 -17 -55 -391 -12 79 167 231
Q4 16 EBITDA Interest etc. Taxes Working capital CAPEX paid
Discontinued operations One-off items Q4 17 Free cash flow =
Cash flow from operating activities and CAPEX paid TELE2 20

Operating cash flow EBITDA less CAPEX 12 m rolling, SEK
million 62 125 3,377 3,371 3,361 3,468 3,311 3,381 3,432
3,410 3,839 4,085 4,242 4,346 -296 -397 -481 -612 -605 -504
-433 -321 -201 -131 -906 -1,133 -1,185 -1,389 -1,683 -1,845
-1,838 -1,686 -1,217 -957 -748 -596 Q1 15 Q2 15 Q3 15 Q4 15
Q1 16 Q2 16 Q3 16 Q4 16 Q1 17 Q2 17 Q3 17 Q4 17 Baltic Sea
Challenger and Rest of Group Investment Markets The
Netherlands Netherlands includes intercompany adjustments
TELE2 21

Debt position and financial leverage Total operations,
Economic net debt to EBITDA 12 m rolling SEK billion 12.5
10.0 7.5 5.0 2.5 0.0 10.4 Dec 2016 10.3 Mar 2017 12.0 Jun
2017 10.7 Sep 2017 2.0 1.5 9.8 Dec 2017 Leverage 2.5 2.0 1.5
1.0 0.5 0.0 Economic net debt Dividend, announced Economic
net debt to EBITDA Economic net debt excludes liabilities to
Kazakhtelecom, loan guaranteed by Kazakhtelecom and
liability for earn-out obligation in Kazakhstan TELE2 22

Challenger Program run-rate target reached Target
fulfillment Run-rate target benefits of SEK >1 billion
reached Accumulated benefits in 2017 of SEK ~900 million
Total investments of SEK ~700 million Key takeaways New
operating model established - Network, IT and Finance
Customer Service costs reduced with improved customer
satisfaction Product portfolio has been reduced by ~3,000
products Looking forward Program ended on 31 December 2017
Going forward, improving productivity and operational
excellence remains a key priority TELE2 23

Guidance 2018 TELE2

Financial guidance 2018 Mobile end-user service revenue
Mid-single digit % growth* EBITDA (SEK billion) 6.5 - 6.8
CAPEX (SEK billion excluding spectrum) 2.1 - 2.4 Proposed
dividend SEK 4 / share Financial leverage 2.0x - 2.5x *
Based on continuing operations in constant currencies
TELE2 25

Summary TELE2

Key priorities moving forward Fearlessly liberate people to
live a more connected life Growth from continued data
monetization Return Sweden to growth despite headwinds
Further leverage our momentum in Baltics and Kazakhstan
Prepare to Close mergers in both Netherlands and Sweden
Operational excellence to remain a high priority Positively
Fearless Brands Connecting Things our Customers Love Digital
First Customer Experience Winning Cost Structure TELE2 27

Tele2's Way2Win Our Purpose We fearlessly liberate people to live a more connected life Where We Play Baltic Sea
Challenger Investment Markets IoT Cash Generators How We Win
Positively Fearless Brands Connecting Things our Customers
Love Digital First Customer Experience Winning Cost
Structure Responsible Challenger Winning People and
Culture TELE2 28

Merger with Com Hem Transaction update TELE2

Tele2 + Com Hem: strategic rationale 1 Combination of two
highly complementary businesses Creating a leading
integrated operator in Sweden by combining an award-winning
mobile network with the fastest national fixed network and
the widest range of content in the market Mobile and fixed
broadband #2 and market leader in digital TV Mobile network
covering 99.9% of population and a fixed broadband network
covering almost 60% of households with potential to grow 2
Enabling a superior customer offering meeting the demands of tomorrow Positioned for enhanced growth capitalizing on
increased fixed and mobile data consumption underpinned by
accelerated video demand, by offering a full range of
complementary and ubiquitous high-quality connectivity and
digital services Well positioned to act as a customer
champion in an integrated world to further improve customer
satisfaction and loyalty 3 Greater scale and diversification
Combined LTM net sales of SEK 22.8 billion, EBITDA(1) of SEK
7.2 billion and OCF(2) of SEK 5.2 billion in Sweden
Strengthening and diversification of the combined company's
Swedish operations Resilient, broad-based cash flow
generation 4 Unlocking significant synergies Targeting opex
and capex synergies with a run-rate of approximately SEK 450 million Cross-selling unlocks potential material revenue
synergies with a run-rate EBITDA effect of approximately SEK
450 million Synergies starting in year 1 and fully achieved
five years after completion of the transaction 5 Attractive
financial profile Accretive to free cash flow per share from year 1 Significant capacity to enhance revenue growth and
allow for attractive shareholder remuneration and returns
Maintaining financial strength and flexibility Committing to a credit profile consistent with an investment grade rating
and to maintain Tele2's current leverage target of 2.0-2.5x
over the medium term Note: The preliminary combined
financial information on this page is not financial pro
forma information, and has not been audited or otherwise
reviewed by the companies' auditors. Differences in
accounting policies or definitions of non-IFRS measures have not been taken into account. Financial information for Tele2
Sweden and Com Hem have been based on unaudited reported
financial information. LTM refers to the period 1 Oct 2016 -
30 Sep 2017. (1) Refers to a combination of Tele2's EBITDA
in Sweden and Com Hem's Underlying EBITDA. (2) Refers to a
combination of Tele2's OCF (defined as EBITDA - Capex) in
Sweden and Com Hem's OCF (defined as Underlying EBITDA -
Capex). TELE2 30

FCFE 2017 + targeted synergies SEK ~5 billion 0.6 1.2 3.1
Tele2 FCFE 2017 continuing operations Com Hem FCFE 2017,
including normalized tax(1) Post tax run-rate synergies and
added interest(2) Source: Company filings, Nasdaq. Notes:
(1) Calculated as Com Hem reported FCFE 2017 (SEK 1,528m)
less normalized taxes of SEK 0.3 billion. (2) Run-rate
synergies of SEK 900 million less normalized tax and less
post-tax interest cost on acquisition debt. TELE2 31

THE END TELE2